Fax

04 APR -9 AM 7:21

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	6 April 2004
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached two announcements that have been made on the London Stock Exchange on 5 and 6 April.

Regards

John Armstrong
Assistant Company Secretary

04024285

PROCESSED
APR 14 2004
THOMSON FINANCIAL

LIBERTY INTERNATIONAL

BY FAX

April 2004, 6

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Interests of Directors and Connected Persons' and 'Directors' Shareholdings'.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax: +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Not applicable – bearer securities

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Sale of Liberty International 3.95% Convertible Bonds due 2010

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
Nil		a) £2,500,000 b) 1,500,000	 1.667%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
3.95% Convertible Bonds due 2010	a) £1.0815 b) £1.083	a) 31/03/04 b) 01/04/04	05/04/04

15. Total holding following this notification

£1,000,000

16. Total percentage holding of issued class following this notification
0.417%

17. Any additional information

18. Name of contact and telephone number for queries
John Armstrong
020 7887 7064

19. Name and signature of authorised company official responsible for making this notification
John Armstrong, Assistant Company Secretary
Date of notification: 05/04/04

File No. 82-34722

Liberty International PLC ("the Company")

Directors' Shareholdings

Following the exercise of options, the Company has been advised today of the following:

1. Liberty International's Chief Executive, Mr D.A. Fischel has increased his holding of Liberty International PLC ordinary shares by 43,117 shares to 254,702 shares, representing 0.079% of the issued share capital.

This increase in holding follows an exercise of options today over 160,000 ordinary shares in Liberty International at an option price of 419p per share. Immediately following the exercise, Mr Fischel sold 116,883 ordinary shares at a price of 762p per share in order to meet his acquisition and income tax costs.

2. Liberty International's Finance Director, Mr A.C. Smith has increased his holding of Liberty International PLC ordinary shares by 30,500 shares to 107,330 shares, representing 0.033% of the issued share capital.

This increase in holding follows an exercise of options over 50,000 ordinary shares in Liberty International. The options exercised were as follows:

Date Exercised:	**No. of options:**	**Option price:**
05.04.04	17,500 shares	322p per share
06.04.04	20,000 shares	366p per share
06.04.04	12,500 shares	322p per share

Immediately following the exercise on 6 April, Mr Smith sold 19,500 ordinary shares at a price of 762p per share in order to meet part of his costs of acquisition.

3. Other employees of the Company have also recently exercised options. The shares required for option exercises are provided by transfer from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As the executive directors of Liberty International PLC (Mr J.G. Abel, Mr D.A. Fischel, Mr J.I. Saggers, and Mr A.C. Smith) are potential beneficiaries of the ESOP, this transfer is disclosable as a change in their interests. Details of all transactions involving the ESOP, including the shares required for the exercise of options by Mr Fischel and Mr Smith referred to above, are as follows:

Date of Exercise	**No. of options:**	**Option price:**
02.04.04	35,886 shares	512p per share
02.04.04	7,500 shares	545p per share
05.04.04	183 shares	512p per share
05.04.04	17,500 shares	322p per share
06.04.04	20,000 shares	366p per share
06.04.04	12,500 shares	322p per share
06.04.04	160,000 shares	419p per share
06.04.04	8,518 shares	512p per share
Total	**262,087 shares**	

Options exercised as a percentage of issued ordinary shares:	0.081%
Total holding of LI Share Plan (Jersey) Limited following this notification:	4,715,195
Total percentage of issued ordinary shares held by LI Share Plan (Jersey) Limited following this notification:	1.466%

Contact name for queries: Contact telephone number:	John Armstrong 020 7887 7064
Name of company official responsible for making notification:-	John Armstrong Assistant Company Secretary
Date of Notification:	06 April 2004